UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*

                              AMEN Properties, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   023477-20-1
                                   -----------
                                 (CUSIP Number)

                                  John M. James
                          303 W. Wall Street, Ste. 2300
                                Midland, TX 79701
                                 (432) 684-3821
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    03/01/05
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)





CUSIP No.   023477-20-1
            -----------

(1) Name of Reporting Persons:
I.R.S. Identification Nos. of above persons (entities only):

Eric L. Oliver, as an individual, and as General Partner and lead investment officer of Softvest L.P., as General Partner of SoftOP, L.P., and as Limited Partner of Lighthouse Partners, L.P.

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(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [x] Not Applicable
(b) [ ] Not Applicable

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(3) SEC Use Only:

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(4) Source of Funds (See Instructions):

WC & PF

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(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e): [ ]

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(6) Citizenship or Place of Organization:

United States of America

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(7) SOLE VOTING POWER

         NUMBER OF                             289,083  shares
         SHARES
                                    ----------------------------------------
         BENEFICIALLY                (8)     SHARED  VOTING  POWER
         OWNED BY
         EACH                                  0
                                    ----------------------------------------
         REPORTING                   (9)     SOLE  DISPOSITIVE  POWER
         PERSON
               WITH                            289,083  shares
                                    ----------------------------------------
                                     (10)    SHARED DISPOSITIVE POWER

                                               0
                                    ----------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:
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322,403

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(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions): [ ]

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(13) Percent of Class Represented by Amount in Row (11):

13.3%

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(14) Type of Reporting Person (See Instructions):

IN and PN
ITEM 1. SECURITY AND ISSUER

--------------------------------------------

This Statement on Schedule 13D (this "Statement") relates to Common stock, $0.01 par value per share ("Common Stock"), of AMEN Properties, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 303 W. Wall Street, Ste. 2300, Midland, TX 79701.

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this Statement is Eric L. Oliver (the "Reporting Person").

(b) The address of the principal business office of the Reporting Person is 400 Pine Street, Suite 1010, Abilene, TX 79601.

(c) The Reporting Person is a Chairman of the Issuer's Board of Directors and Chief Executive Officer.

(d) The Reporting Person has not been convicted in any criminal proceedings during the past five (5) years.

(e) The Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

(f) The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
All of the Reporting Person's purchases of Common Stock were made using working capital from funds in which the Reporting Person has invested personal funds. In September 2000, as General Partner of SoftOP, L.P., the Reporting Person used $250,000 of working capital to purchase 10,000 shares of Series "A" Preferred Stock, which are convertible into at most 77,056 shares of Common Stock. In September 2000, Lighthouse Partners, L.P. purchased 4,000 of Series "A" Preferred Stock with $100,000 of working capital. The Reporting Person, being a Limited Partner of Lighthouse Partners, L.P. beneficially owns 1,333 of these shares, which are currently convertible into at most 10,274 shares of Common Stock. Since October 2000, as General Partner and lead investment officer of Softvest L.P., the Reporting Person has used $240,350 of working capital to purchase 76,813 shares of Common Stock. In January 2002, as General Partner of SoftOP, L.P., the Reporting Person used $125,000 of working capital to purchase 12,500 shares of Series "B" Preferred Stock, which are currently convertible into at most 38,528 shares of Common Stock. On June 13, 2003, the Reporting Person received 30,160 shares of Common Stock as payment for accrued dividends on the Series A and Series B Preferred Stock. On March 1, 2005 Eric Oliver, individually, used $225,008 of working capital to purchase 14,063 share of Series "C" Preferred Stock, which are currently convertible into at most 56,252 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person has acquired the Common Stock for investment purposes only and currently has no plans or proposals that relate to or would result in the occurrence of any of the transactions or events specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The reporting person beneficially owns 322,403 shares of common stock, of which 33,320 are represented by 28,126 warrants and 5,194 options. The figure for the Common Stock outstanding was taken from the Issuer's latest Quarterly Report on Form 10-Q for the period ended September 30, 2004.

(b) The Reporting Person has:

1)  289,083 shares as to which he has sole power to vote or to direct the vote;

2)  0 shares as to which he has shared power to vote or to direct the vote;

3) 289,083 shares as to which he has sole power to dispose or to direct the disposition; and

4) 0 shares as to which he has shared power to dispose or to direct the disposition.

(c) Other than that which is disclosed herein, within the 60-day period prior to filing this Statement, the Reporting Person has not engaged in any transaction involving shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships with respect to the Common Stock that requires disclosure pursuant to this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of March 10, 2005


By: /s/ Eric L. Oliver
---------------------------------------------------
Eric L. Oliver
Individually and as
General Partner and lead investment officer of Softvest L.P.
General Partner of SoftOP, L.P
Limited Partner of Lighthouse Partners, L.P.